Exhibit 12.1
NASH FINCH COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

											Twenty-Four Weeks
Fiscal Year Ended											Ended
	December		January		January		December		December		June 17,		June 16,
(In thousands, except ratios)	28, 2002		3, 2004		1, 2005		31,2005		30, 2006		2006		2007

Fixed Charges:
Interest expense on Indebtedness	$30,429		34,729		27,181		24,732		26,644		12,187		11,266

Rent expense (1/3 of total rent expense)	8,595		9,838		9,901		10,386		9,966		4,699		4,177

Total fixed charges	$39,024		44,567		37,082		35,118		36,610		16,886		15,443

Earnings:
Income (loss) before provision for income taxes	$50,132		51,933		19,199		66,866		(17,493)		14,047		26,789

Fixed charges	39,024		44,567		37,082		35,118		36,610		16,886		15,443

Total earnings	$89,156		96,500		56,281		101,984		19,117		30,933		42,232

Ratio	2.28	x	2.17	x	1.52	x	2.90	x	0.52	x	1.83	x	2.73	x